Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Covia Holdings Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Description of Company Capital Stock

The following description of the Company’s Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Amended and Restated Bylaws (the “Bylaws”), and the Amended and Restated Stockholders Agreement, dated as of September 1, 2019, by and among the Company, SCR-Sibelco NV (“Sibelco”) and the other parties named therein (the “Stockholders Agreement”), entered into in connection with the merger completed on June 1, 2018, whereby Fairmount Santrol Holdings Inc. (“Fairmount Santrol”) merged into a wholly-owned subsidiary of Unimin Corporation (“Unimin”).

The Company encourages you to read the Certificate of Incorporation, the Bylaws, the Stockholders Agreement, each of which are incorporated by reference as an exhibit to this Annual Report on Form 10-K, and the applicable provisions of the Delaware General Corporation Law (“DGCL”) for additional information.

General

The Certificate of Incorporation authorizes the issuance of 750,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 15,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The outstanding shares of Common Stock are fully paid and nonassessable. As of December 31, 2019, there are no shares of Preferred Stock outstanding.

Common Stock Rights

Voting. The Certificate of Incorporation provides that, subject to the terms of the Stockholders Agreement, the terms of any series of Preferred Stock and applicable law, the holders of shares of Common Stock are entitled to one vote for each share on all questions presented to stockholders. The holders of shares of Common Stock have the exclusive right to vote for the election of members of the Board of Directors of the Company (the “Board”), and for all other purposes, and the holders of shares of Preferred Stock are not entitled to vote at or receive notice of any meeting of stockholders. In addition, unless otherwise required by law, holders of shares of Common Stock are not entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled to vote thereon pursuant to the Certificate of Incorporation and Delaware law.

Dividends. Subject to the prior rights and preferences applicable to any series of Preferred Stock, the holders of shares of Common Stock are entitled to receive ratably in proportion to the number of shares of Common Stock held by them, such dividends and distributions (payable in cash, stock or otherwise) as may be declared by the Board at any time and from time to time out of any funds legally available therefor. The payment of cash dividends depends upon the Company’s operations, cash requirements, legal restrictions and other factors deemed relevant by the Board.

Liquidation. Subject to the terms of any series of Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, after distribution in full of preferential amounts owed to the holders of shares of any series of Preferred Stock, the holders of shares of Common Stock are entitled to receive all of the remaining assets of the Company available for distribution to stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Alienability. The shares of Common Stock are freely transferable under the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, except for shares issued to any stockholder who may be deemed to be an “affiliate” of the Company for purposes of Rule 144 under the Securities Act.

Rights and Preferences. Other than as provided in the Stockholders Agreement, holders of shares of Common Stock will have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future. The shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Authorized but unissued shares of Common Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock could render it more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Preferred Stock Rights

The Board has the authority, without further action by stockholders, to issue up to 15,000,000 shares of Preferred Stock from time to time in one or more series with such designations, powers, preferences and rights as may be determined by the Board. Among other things, the Board may determine if the series of Preferred Stock is to have voting rights, the number of shares in the series, whether the shares of a series will be redeemable at the option of the Company or the holders or upon the happening of any specified event, the redemption prices and the terms and conditions upon which such shares are redeemable, whether the shares will be subject to a retirement or sinking fund, the dividend rate or rates and whether dividends are payable in cash, stock or other property and the conditions upon which and the times when such dividends are payable, whether dividends are cumulative, the rights of holders of any series of preferred stock upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, whether any shares of Preferred Stock are convertible into shares of Common Stock or other securities at the option of the Company or the holders or the happening of any specified event, the conversion price or prices or ratio or ratios or the rate or rates at which such conversion may be made, and such other powers, preferences, rights, qualifications, limitations and restrictions with respect to any series of preferred stock as the Board determines to be advisable.

Accordingly, without action by stockholders, the Board may designate and authorize the issuance of additional classes or series of Preferred Stock having voting rights, dividend rights, conversion rights, redemption provisions (including sinking fund provisions) and rights in liquidation, dissolution or winding up that are superior to those of the Common Stock or which adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control that may otherwise benefit holders of Common Stock and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock.

Our Board

The Stockholders Agreement sets forth certain governance arrangements and contains various provisions relating to, among other things, representation on our Board, certain matters involving Sibelco requiring approval of Fairmount Santrol-nominated independent directors, preemptive rights, certain limitations on the disposal or transfer of shares of our common stock by Sibelco, certain standstill limitations and ownership caps and certain information rights.

From the effective time of the Stockholders Agreement until the day following the third annual meeting of our stockholders following the effective time, Sibelco and the other Company stockholders who are parties to the Stockholders Agreement will vote all voting shares of our stock owned by them, and take all other necessary actions within his, her or its control (including in his, her or its capacity as a stockholder, director, member of a board committee, officer of the Company or otherwise), and the Company and its directors will take all necessary actions within its and their control:

•	to ensure that the number of directors constituting our Board is fixed at 11 directors;
•

prior to the earlier of the close of business on (1) the tenth business day following the date on which Sibelco and its affiliates no longer beneficially own more than 50% of the outstanding shares of the Company’s common stock and (2) the business day following public announcement that Sibelco has made an election that the “Trigger Date” has occurred (the earlier of which is the “Trigger Date”), to nominate and vote to elect as directors:

•	the six Unimin-nominated directors;
•	the four Fairmount Santrol-nominated directors; and
•	our CEO; and
•	from and after the Trigger Date,
•

to cause the number of Unimin-nominated directors to be reduced so that the number of Unimin-nominated directors is at all times equal to the product of (x) Sibelco’s percentage ownership of outstanding shares of our common stock and (y) the total number of directors authorized to serve on our Board (rounded down to the nearest whole number); and

•	to nominate and vote to elect as directors:
•	the number of Unimin-nominated directors calculated as described above (reflecting Sibelco’s percentage ownership of outstanding shares of our common stock);
•

the number of individuals equal to the difference between 10 and the number of Unimin-nominated directors nominated by the Fairmount Santrol-nominated directors then in office in accordance with the Stockholders Agreement (including the provisions regarding filling vacancies described below); and

•	our CEO.

The sole and exclusive right of Sibelco or any Sibelco-related party to nominate any director is limited to the provisions described above.  From and after the third annual meeting date, the size and composition of our Board may be adjusted by our Board in accordance with our Certificate of Incorporation and Bylaws, subject to the applicable New York Stock Exchange listing rules.

Antitakeover Effects of Certain Provisions in the Charter and Bylaws

Provisions contained in the Certificate of Incorporation and the Bylaws may delay or discourage transactions involving an actual or potential change in control or a change in management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of the Common Stock. Among other things, the Certificate of Incorporation and Bylaws:

•	permit the Board to issue up to 15 million shares of Preferred Stock, with any rights, preferences and privileges as they may designate (including preferences over the Common Stock);

•	provide that the authorized number of directors may be changed only by resolution adopted by a majority of the Board, subject to the rights of holders of any series of Preferred Stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise provided in the Stockholders Agreement or required by law and subject to the rights of holders of Preferred Stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by stockholders following the Trigger Date must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of stockholders following the Trigger Date may be called only by the Board pursuant to a resolution adopted by a majority of the total number of directors that the Company would have if there were no vacancies;

•	provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain legal proceedings; and

•

provide that the Board always has the power to make, rescind, alter, amend and repeal the Bylaws and that, following the Trigger Date, the Bylaws may be adopted, altered, amended or repealed by the holders of Common Stock only upon the approval of at least 66 2⁄3% of the voting power of all the then outstanding shares of Common Stock.

Additionally, the DGCL provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Certificate of Incorporation does not provide for cumulative voting in the election of directors.

Limits on Ability of Stockholders to Act by Written Consent.

The Certificate of Incorporation provides that, until the Trigger Date, any action required or permitted to be taken at any annual or special stockholders meeting may be taken without a meeting, without prior notice and without a vote, if a written consent, setting forth the action taken, is signed by the holders of outstanding shares of Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which a quorum is present.

On and after the Trigger Date, subject to the rights of holders of any series of Preferred Stock, holders of Common Stock cannot take action by written consent.

Section 203 of the Delaware General Corporation Law.

The Company has opted out of Section 203 of the DGCL. In general, this statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, subject to certain exceptions. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or is an affiliate or associate of the corporation and within the prior three years, did own, 15% or more of the corporation’s voting stock.